Progressive Wealth Management Since 1990

Shareholder Rebuttal to FedEx Corporation Opposition Statement

Regarding Assessing Inclusion in the Workplace

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: FedEx Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

FedEx Should Evaluate Company Culture Factors

Affecting Executive Team Diversity

FedEx shareowners are encouraged to vote FOR proposal #7:

RESOLVED: Shareholders urge the Board of Directors to prepare a report to shareholders on whether written policies or unwritten norms at the Company reinforce racism in company culture.

With a majority diverse workforce yet no Black or Hispanic Executive Officers, the Company risks losing diverse talent in the pipeline, failing to fulfill diversity goals, and missing opportunities for creative ideas by diverse voices.

The Proponent believes that the Company’s reality contrasts its claims that “diversity at FedEx starts at the top.” The Company’s ESG Report1 data for 2020 show that 54.9% of the workforce is comprised of employees of color, yet the Executive Officers of FedEx, as defined in the Company’s 2021 10k, lists only one person that can reasonably identified as a person of color – Raj Subramaniam. Thus, 9 of the 10 employees at the Executive Officer level appear to be white. This is alarming to the Proponent considering its diverse workforce and the fact that FedEx is headquartered in Memphis, Tennessee, where Black/African American individuals represent 64.1% of the population and where only 25.7% are white.2

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1 https://www.fedex.com/content/dam/fedex/us-united-states/sustainability/gcrs/FedEx_2021_ESG_Report.pdf

2 https://www.census.gov/quickfacts/memphiscitytennessee

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that this lack of diversity in top management, especially in contrast to the diverse workforce of the Company, is a manifestation of the issues posed by the Proposal and illustrates the need for FedEx to examine what in the Company’s culture leads to this discrepancy.

Unclear reporting of data limits investor insight into the Company’s progress on this issue.

The Proponent believes that Company data on diversity in senior management as described in the Company’s ESG Report does not reflect company executive leadership and does not address the indicators described in the supporting statement of the Proposal, including whether employees of color are able to attain promotions, use benefits equally, or face unequal rates of disciplinary action.

In the ESG Report, the Company states that its workforce is diverse: 30% are Black, almost 17% are Hispanic, and roughly another 8% are other diverse categories. The Company then aggregates all management staff together when it describes that 38.4% of management in 2020 were “minorities.” However, examining the EEO-1 Disclosure for the Company’s top-level job category, “Exec/Sr. Officials & Mgrs,” the Proponent’s calculations found that nearly 78% of employees at this level identified as non-Hispanic white. For this job category, only 22% self-identified into categories labeled as “minorities.” While the Company’s ESG report describes “management employees” as a higher percentage of minorities, the Proponent believes this figure includes thousands of mid-level managers below the executive level.

The Proponent believes key questions are: if there are thousands of manager-level employees that are employees of color, why do none of them rise through the ranks to achieve executive officer positions and what risk does that pose to shareholders?

Our competitor UPS has several racially and ethnically diverse employees on its executive leadership team, emphasizing the disparity at FedEx.

The Proponent notes that in comparing FedEx’s executive officers (as defined in the 2021 10-K) to UPS’s Executive Leadership Team (as defined by its website), a significant difference is seen: UPS’s Executive Leadership Team appears to have at least 33% Black or Hispanic team members while FedEx’s Executive Officers appear to only be 10% people of color. Both of these teams are comprised of high-ranking company leadership, which differentiates this statistic from the figure of “management diversity” presented by the Company in its ESG report (as discussed above). The Proponent argues that the Company’s goal of diversity starting at the top cannot be fulfilled if managers of color are unable to proceed up the ranks to executive officer level.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Given the diversity of our company in the lower ranks and the diverse population of the city in which the Company is headquartered, the Proponent believes that our executive officers can and should represent the workforce. The Proponent believes the current lack of racial and ethnic diversity in top leadership is a clear disadvantage to our Company, and one that it should must address through an examination of company culture to determine why this issue endures. Because diversity has been clearly linked to higher profitability,3 the Proponent contends that these deficiencies persist as business risks for FedEx.

Increased diversity in management teams has clear links to better profitability.

Numerous studies have indicated that better diversity at companies, especially in management, will lead to better profitability. McKinsey & Co. continues to report “not only that the business case remains robust but also that the relationship between diversity on executive teams and the likelihood of financial outperformance has strengthened over time.”4

McKinsey’s 2020 report “Diversity Wins” again found that companies with greater management diversity were more likely to have above-average profitability and that the greater the diversity representation, the higher the likelihood of outperformance: “in 2019, top-quartile companies outperformed those in the fourth one by 36 percent in profitability, slightly up from 33 percent in 2017 and 35 percent in 2014.”

The Proponent believes that increasing diversity in management, especially through retention and promotion of internal diverse hires, may be a key factor in the long-term profitability of the company.

Company culture is a powerful force that may not be visible in standard diversity data.

The Proponent believes that the Company’s existing programs and policies do not address systemic racism in company culture. The lack of diversity in the executive officer group may be seen as a clear benchmark of the perpetuation of systemic racism and suggests that diversity at FedEx does not start at the top – that it instead decreases as we examine the higher levels of the company. A closer look at company culture may support the Company’s commitment to “providing a workplace where each individual feels respected, satisfied, and appreciated” as well as retain “a workforce that is as diverse as the world [FedEx] serve[s].”

Tema Okun, veteran racial justice organizer, explains that “[c]ulture is powerful precisely because it is so present and at the same time so very difficult to name or identify” and that certain standards are “damaging because they are used as norms and standards without being proactively named or chosen by the group. They are damaging because they promote white supremacy thinking. Because we all live in a white supremacy culture, these characteristics show up in the attitudes and behaviors of all of us – people of color and white people. Therefore, these attitudes and behaviors can show up in any group or organization...”

For example, employees whose “working identities” differ from the majority group often feel compelled to counter cultural stereotypes associated with their identities. An article in The Atlantic entitled “Being Black—but Not Too Black—in the Workplace” by Adia Harvey Wingfield, professor of sociology at Washington University in St. Louis, examined the taxing nature of being a minority professional. This article asks, “Do diversity and inclusion initiatives take into consideration how minorities placed in those environments feel? How can policies create not just more equitable hiring processes, but address the emotional toll of being a racial minority in a professional work setting?”

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3 https://www.forbes.com/sites/karstenstrauss/2018/01/25/more-evidence-that-company-diversity-leads-to-better-profits/?sh=60e4a24f1bc7

4 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters#

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Issues noted in the Proposal such as written policies along with unwritten norms of behavior, appearance, and styles of communication or speech are aspects of company culture and can create a difficult-to-grasp cultural hierarchy at the company. Inability to adhere to unwritten norms can create inequities between employees and can affect promotion and upward mobility, disciplinary action, and even an employee’s comfort level in taking advantage of offered benefits. These inequities, along with code-switching – a kind of behavioral adjustment of “one’s style of speech, appearance, behavior, and expression in ways that will optimize the comfort of others in exchange for fair treatment, quality service, and employment opportunities” – may be responsible for the low rate of diversity in the Company’s highest rank.

The Proponent contends that FedEx’s self-reported data illustrate that further examination is needed to identify what policies, practices, or unwritten norms may be hindering retention and/or promotion of diverse employees, perhaps due to an overly-taxing environment, extreme emotional toll, need for excessive code-switching, or inequitable promotion practices.

Conclusion:

Structural racism permeates U.S. and corporate culture and is detrimental to the well-being of workers throughout the economy. The Proponent believes that the Company’s existing programs and policies do not adequately address systemic racism in company culture, but that an analysis of company culture may benefit the Company’s long-term health and shareholder value. The Proponent also believes that the Company’s data speak for themselves: the fact that 9 of 10 Executive Officers do not appear to be racial or ethnically diverse does not reflect the communities that FedEx serves or its employees. Without a firm grasp on company culture, the Proponent believes that the Company will not be able to achieve its commitment to creating a workplace where everyone has fair treatment and equal opportunity to succeed.

We urge you to vote “FOR” proxy item #7. Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: August 26, 2021

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #7 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM